EXHIBIT A

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Sold	Price Per Share*
May 16, 2017	8,130	$13.95
May 17, 2017	6,325	$13.95
May 18, 2017	330	$13.95
May 19, 2017	31,034	$13.95
May 22, 2017	28,030	$13.95
May 23, 2017	24,256	$13.95
May 24, 2017	93,735	$13.95
May 25, 2017	8,072	$13.95

*The Price Per Share reported above reflects multiple transactions at the same price on each day.